

November 21, 2012

Via E-mail
David H. Lesser
Chief Executive Officer and Chairman of the Board
Power REIT
301 Winding Road
Old Bethpage, NY 11804

> **Re:** **Power REIT**
> **Form 10-K**
> **Filed March 28, 2012**
> **File No. 000-54560**

Dear Mr. Lesser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page of Registration Statement

1.   We note that you have incorporated certain disclosure by reference. Please file all relevant pages from your prospectus as exhibits in accordance with Instruction G.1 of Form 10-K and Rule 12b-23(a)(3) of the Exchange Act. In addition, please identify the specific information that is incorporated in response to each item. Refer to Rule 12b-23(b) of the Exchange Act.

2.   In future filings, please ensure that you provide the correct filing number.

Item 1. Business

3.   In future filings, please revise to disclose the company that provides services to you.

David H. Lesser
Chief Executive Officer and Chairman of the Board
Power REIT
November 21, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Richard Baumann, Esq. (*via e-mail*)